Exhibit 99.2
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
On May 29, 2023, Ellington Financial Inc., a Delaware corporation (“EFC”), EF Merger Sub Inc., a Virginia corporation and wholly-owned subsidiary of EFC (“Merger Sub”), Arlington Asset Investment Corp., a Virginia corporation (“Arlington”), and, solely for the limited purposes set forth in the Arlington Merger Agreement (as defined below), Ellington Financial Management LLC, a Delaware limited liability company (the “EFC Manager”), entered into an Agreement and Plan of Merger (the “Arlington Merger Agreement”), pursuant to which, subject to the terms and conditions therein, Arlington will be merged with and into Merger Sub, with Merger Sub continuing as the surviving corporation (such transaction, a “Merger” or the “Arlington Merger”). Following the consummation of the Arlington Merger, the surviving corporation of the Arlington Merger will be contributed to Ellington Financial Operating Partnership LLC, a Delaware limited liability company and EFC’s operating partnership subsidiary (the “EFC OP”), in exchange for limited liability company interests in the EFC OP.
On June 30, 2023, EFC, EF Acquisition I LLC, a Maryland limited liability company and a direct, wholly-owned subsidiary of EFC (“Acquisition Sub”), and Great Ajax Corp., a Maryland corporation (“Great Ajax”), entered into an Agreement and Plan of Merger (the “Great Ajax Merger Agreement”), pursuant to which, subject to the terms and conditions therein, Great Ajax will be merged with and into Acquisition Sub, with Acquisition Sub continuing as the surviving company such transaction, a “Merger” or the “Great Ajax Merger”). Following the consummation of the Great Ajax Merger, the surviving company of the Great Ajax Merger will be contributed to the EFC OP, in exchange for limited liability company interests in the EFC OP.
The following unaudited pro forma condensed combined financial statements (the “Pro Forma Financial Statements”) combine the historical consolidated financial position and results of operations of EFC, Arlington, and Great Ajax. The Pro Forma Financial Statements are based upon the historical financial statements of EFC, Arlington, and Great Ajax, after giving effect to the closing of each Merger which are each expected to occur in the fourth quarter of 2023 (collectively, the “Mergers”), including associated transaction costs and various other adjustments that are described in the footnotes following the Pro Forma Financial Statements, and are intended to reflect the impact of the Mergers. Neither Merger is conditioned on the occurrence of the other and the consummation of each is independent.
The Pro Forma Financial Statements are presented for illustrative purposes only. The Pro Forma Financial Statements should not be assumed to be an indication of the actual results that would have been achieved had the Mergers been completed as of the dates indicated or that may be achieved in the future. The Pro Forma Financial Statements have been prepared by EFC in accordance with Article 11 of Regulation S-X.
Each Merger will be accounted for as a business combination using the acquisition method of accounting in accordance with ASC 805, and EFC will be treated as the acquirer of both Arlington and Great Ajax for accounting purposes. Under the acquisition method of accounting, assets acquired and liabilities assumed, are recorded by the acquirer based on their estimated fair values. In cases where the purchase price exceeds the fair value of the net identifiable assets acquired, the acquirer records goodwill. Conversely, in cases where the fair value of the net identifiable assets acquired exceeds the purchase price, the acquirer records a bargain purchase gain.
With respect to the Arlington Merger, based on the closing price of $13.75 per share of EFC Common Stock as of July 11, 2023, the total estimated purchase price to be paid by EFC is $177.6 million; separately, EFC Manager will pay approximately $3.0 million in cash to Arlington common shareholders as part of the consideration in the Arlington Merger, which is not included in EFC’s estimated purchase price of Arlington. In addition, the estimated purchase price of Arlington does not include $12.7 million of shares of EFC Common Stock to be issued to Arlington employees related to the accelerated vesting of certain Arlington Equity-Based Awards. With respect to the Great Ajax Merger, based on the closing price of $13.75 per share of EFC Common Stock as of July 11, 2023, the total estimated purchase price is $171.9 million; the Great Ajax Total Consideration does not include any contingent cash consideration that EFC has agreed to pay to holders of Great Ajax Common Stock, depending upon certain potential repurchases of Great Ajax securities prior to the closing of the Great Ajax Merger on certain terms.
EFC’s management has made a preliminary allocation of the estimated purchase prices for each of Arlington and Great Ajax based on various preliminary estimates as of March 31, 2023. Such allocations of the estimated purchase price are preliminary pending finalization of such estimates and analyses. Final purchase accounting adjustments may differ materially from the pro forma adjustments presented below as a result of the timing of the closing of the transaction and changes in assumptions. The assumptions used to calculate the transaction accounting adjustments in the Pro Forma Financial Statements, including estimates of fair value of assets acquired and liabilities assumed, were made by EFC. These assumptions of EFC of transaction accounting adjustments, including estimates of fair value of assets acquired and liabilities assumed, may differ from assumptions used by Arlington or by Great Ajax.
The unaudited pro forma condensed combined balance sheet relating to the Mergers reflects such transactions as if each had been consummated on March 31, 2023 and includes transaction accounting adjustments for valuations of certain assets and liabilities made by EFC’s management. The unaudited pro forma condensed combined statements of operations reflect the Mergers, as well as the Longbridge Acquisition (as defined below), as if each had been consummated on January 1, 2022, and combine EFC’s historical results for the three-month period ended March 31, 2023 and the year ended December 31, 2022 with both Arlington’s and Great Ajax’s historical results for the same periods, and Longbridge’s historical results for the period January 1, 2022 to October 2, 2022. EFC began consolidating Longbridge on October 3, 2022, upon EFC’s acquisition of a controlling equity interest in Longbridge (the “Longbridge Acquisition”).
The Pro Forma Financial Statements are based upon available information, preliminary estimates and certain assumptions that EFC believes are reasonable under the circumstances, as set forth in the notes to the Pro Forma Financial Statements. The Pro Forma Financial Statements do not take into account any synergies or cost savings that may result from the Mergers. Certain reclassification adjustments have been made to the presentation of both Arlington’s and Great Ajax’s historical financial statements to conform them to the presentation of EFC. The Pro Forma Financial Statements should be read in conjunction with, and are qualified by reference to, the historical consolidated financial statements and notes thereto and those of EFC, Arlington, and Great Ajax. Capitalized terms used, but not defined, in this Exhibit 99.2 shall have the meanings ascribed to such terms in Annex A to this Exhibit 99.2.

PRO FORMA CONDENSED COMBINED BALANCE SHEET
(UNAUDITED)(1)

	March 31, 2023
	Ellington Financial Inc.	Arlington Asset Investment Corp.	Transaction Accounting Adjustments (Arlington)		Pro Forma Combined (EFC and Arlington)	Great Ajax Corp.	Transaction Accounting Adjustments (Great Ajax)		Pro Forma Combined (EFC, Arlington, and Great Ajax)
(In thousands)
Assets
Securities, at fair value	$1,389,547	$566,494	$(439)	A	$1,955,602	$220,264	$4,962	A	$2,180,828
Loans, at fair value	11,812,567	29,142	(2,780)	B	11,838,929	970,665	(80,346)	B	12,729,248
Other assets	909,411	212,368	(26,005)	C	1,095,774	248,712	(117,959)	D	1,226,527
Total Assets	14,111,525	808,004	(29,224)		14,890,305	1,439,641	(193,343)		16,136,603
Liabilities
Repurchase agreements	2,285,898	484,348	—		2,770,246	418,653	—		3,188,899
Other secured borrowings, at fair value	1,534,592	160	—		1,534,752	—	424,720	E	1,959,472
HMBS related obligations, at fair value	7,975,916	—	—		7,975,916	—	—		7,975,916
Other liabilities	940,356	108,351	(7,655)	F	1,041,052	688,433	(469,922)	G	1,259,563
Total Liabilities	12,736,762	592,859	(7,655)		13,321,966	1,107,086	(45,202)		14,383,850
Equity
Preferred equity	323,920	32,821	(3,552)	H	353,189	34,554	(34,554)	I	353,189
Common equity	67	284	(272)	J	79	245	(233)	K	91
Additional paid in capital	1,308,107	2,024,979	(1,863,961)	L	1,469,125	325,462	(153,599)	M	1,640,988
Retained earnings (accumulated deficit)	(282,262)	(1,842,939)	1,846,216	N	(278,985)	(544)	11,205	N	(268,324)
Treasury stock	—	—	—		—	(9,532)	9,532	O	—
Accumulated other comprehensive income (loss)	—	—	—		—	(19,763)	19,763	O	—
Total Stockholders' Equity	1,349,832	215,145	(21,569)		1,543,408	330,422	(147,886)		1,725,944
Non-controlling interests	24,931	—	—		24,931	2,133	(255)	P	26,809
Total Equity	1,374,763	215,145	(21,569)		1,568,339	332,555	(148,141)		1,752,753
Total Liabilities and Equity	$14,111,525	$808,004	$(29,224)		$14,890,305	$1,439,641	$(193,343)		$16,136,603
(1)The Arlington Merger and the Great Ajax Merger are independent, not conditioned on each other and may close at different times.

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(UNAUDITED)(1)

	Three-Month Period Ended March 31, 2023
	Ellington Financial Inc.	Arlington Asset Investment Corp.	Transaction Accounting Adjustments (Arlington)		Pro Forma Combined (EFC and Arlington)	Great Ajax Corp.	Transaction Accounting Adjustments (Great Ajax)(2)		Pro Forma Combined (EFC, Arlington, and Great Ajax)
(In thousands, except per share information)
Net Interest Income
Interest income	$87,174	$13,993	$—		$101,167	$18,456	$—		$119,623
Interest expense	(59,617)	(8,347)	—		(67,964)	(15,056)	—		(83,020)
Total net interest income	27,557	5,646	—		33,203	3,400	—		36,603
Other Income (Loss)
Realized gains (losses) on securities and loans, net	(36,767)	(3,544)	—		(40,311)	(2,927)	—		(43,238)
Realized gains (losses) on financial derivatives, net	(25,447)	10,042	—		(15,405)	—	—		(15,405)
Unrealized gains (losses) on securities and loans, net	99,257	59,744	—		159,001	—	—		159,001
Unrealized gains (losses) on financial derivatives, net	2,763	(15,452)	—		(12,689)	(1,622)	—		(14,311)
Net change from reverse mortgage loans held for investment, at fair value	163,121	—	—		163,121	—	—		163,121
Net change related to HMBS obligations, at fair value	(131,534)	—	—		(131,534)	—	—		(131,534)
Unrealized gains (losses) on other secured borrowings, at fair value	(29,680)	(54,602)	—		(84,282)	—	—		(84,282)
Unrealized gains (losses) on senior notes, at fair value	6,510	—	—		6,510	—	—		6,510
Other, net	3,452	(32)	—		3,420	966	—		4,386
Total other income (loss)	51,675	(3,844)	—		47,831	(3,583)	—		44,248
Expenses
Base management fee to affiliate	4,956	—	741	Q	5,697	1,828	(1,125)	Q	6,400
Investment related expenses	8,676	—	—		8,676	1,862	—		10,538
Compensation and benefits	14,670	1,597	—		16,267	517	—		16,784
Other expenses	9,600	2,314	—		11,914	1,788	—		13,702
Total expenses	37,902	3,911	741		42,554	5,995	(1,125)		47,424
Net Income (Loss) before Income Tax Expense (Benefit) and Earnings (Losses) from Investments in Unconsolidated Entities	41,330	(2,109)	(741)		38,480	(6,178)	1,125		33,427
Income tax expense (benefit)	21	109	—		130	93	—		223
Earnings (losses) from investments in unconsolidated entities	3,444	—	—		3,444	(1,093)	—		2,351
Net Income (Loss)	44,753	(2,218)	(741)		41,794	(7,364)	1,125		35,555
Net income (loss) attributable to non-controlling interests	720	—	—		720	30	—		750
Dividends on preferred stock	5,117	660	—		5,777	547	(547)	R	5,777
Net Income (Loss) Attributable to Common Stockholders	$38,916	$(2,878)	$(741)		$35,297	$(7,941)	$1,672		$29,028
Basic and Diluted Net Income (Loss) per Share of Common Stock(3)	$0.43	$(0.03)	$(0.01)		$0.39	$(0.09)	$0.02		$0.32
(1)The Arlington Merger and the Great Ajax Merger are independent, not conditioned on each other and may close at different times.
(2)The unaudited pro forma condensed combined statements of operations reflect the Mergers as if each had been consummated on January 1, 2022. EFC expects to elect the fair value option for the majority of Great Ajax’s assets and liabilities consistent with EFC’s policies, and this unaudited pro forma condensed combined statement of operations does not reflect any adjustments for what the changes in fair value may have been subsequent to January 1, 2022 during the periods presented.
(3)Based on 91,699,199 weighted average shares of EFC Common Stock and outstanding convertible non-controlling interest units, which are participating non-controlling interests of EFC, for the three-month period ended March 31, 2023. Such weighted average shares include the shares to be issued as a result of the Mergers and related transactions. See Note Z in the notes to the Pro Forma Financial Statements for additional information.

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(UNAUDITED)(1)

	Year Ended December 31, 2022
(In thousands, except per share information)	Ellington Financial Inc.	Longbridge Financial LLC(2)	Arlington Asset Investment Corp.	Transaction Accounting Adjustments (Longbridge)		Transaction Accounting Adjustments (Arlington)		Pro Forma Combined (EFC and Arlington)	Great Ajax Corp.	Transaction Accounting Adjustments (Great Ajax)(2)		Pro Forma Combined (EFC, Arlington, and Great Ajax)
Net Interest Income
Interest income	$282,218	$6,865	$43,119	$—		$—		$332,202	$82,582	$—		$414,784
Interest expense	(141,777)	(11,732)	(21,511)	—		—		(175,020)	(44,346)	—		(219,366)
Total net interest income	140,441	(4,867)	21,608	—		—		157,182	38,236	—		195,418
Other Income (Loss)
Realized gains (losses) on securities and loans, net	(105,449)	11,292	(45,585)	—		—		(139,742)	(4,774)	—		(144,516)
Realized gains (losses) on financial derivatives, net	120,489	2,111	4,149	—		—		126,749	(12,344)	—		114,405
Unrealized gains (losses) on securities and loans, net	(475,807)	(2,896)	(28,130)	—		—		(506,833)	—	—		(506,833)
Unrealized gains (losses) on financial derivatives, net	53,891	7,121	1,341	—		—		62,353	(11,143)	—		51,210
Net change from reverse mortgage loans held for investment, at fair value	199,189	(91,901)	—	—		—		107,288	—	—		107,288
Net change related to HMBS obligations, at fair value	(162,381)	98,516	—	—		—		(63,865)	—	—		(63,865)
Unrealized gains (losses) on other secured borrowings, at fair value	258,140	—	54,599	—		—		312,739	—	—		312,739
Unrealized gains (losses) on senior notes, at fair value	18,165	—	—	—		—		18,165	—	—		18,165
Bargain purchase gain	7,932	—	—	—		19,863	S	27,795	—	15,521	S	43,316
Other, net	5,384	18,363	22,550	—		—		46,297	2,302	—		48,599
Total other income (loss)	(80,447)	42,606	8,924	—		19,863		(9,054)	(25,959)	15,521		(19,492)
Expenses
Base management fee to affiliate	16,847	—	—	—		2,962	Q	19,809	8,326	(5,515)	Q	22,620
Investment related expenses	30,949	20,139	6,073	—		—		57,161	8,152	—		65,313
Compensation and benefits	19,599	37,400	6,708	—		12,675	T	76,382	1,146	—		77,528
Other expenses	17,570	10,462	8,207	477	U	3,912	V	40,628	5,535	4,860	W	51,023
Total expenses	84,965	68,001	20,988	477		19,549		193,980	23,159	(655)		216,484
Net Income (Loss) before Income Tax Expense (Benefit) and Earnings (Losses) from Investments in Unconsolidated Entities	(24,971)	(30,262)	9,544	(477)		314		(45,852)	(10,882)	16,176		(40,558)
Income tax expense (benefit)	(17,716)	—	4,118	—		—		(13,598)	2,835	—		(10,763)
Earnings (losses) from investments in unconsolidated entities	(63,614)	—	—	37,103	X	—		(26,511)	(1,218)	—		(27,729)
Net Income (Loss)	(70,869)	(30,262)	5,426	36,626		314		(58,765)	(14,935)	16,176		(57,524)
Net income (loss) attributable to non-controlling interests	(822)	—	—	—		—		(822)	75	—		(747)
Dividends on preferred stock	15,292	—	2,784	—		—		18,076	5,474	(5,474)	R	18,076
Discount on retirement of preferred stock	—	—	—	—		—		—	8,194	(8,194)	Y	—
Net Income (Loss) Attributable to Common Stockholders	$(85,339)	$(30,262)	$2,642	$36,626		$314		$(76,019)	$(28,678)	$29,844		$(74,853)
Basic and Diluted Net Income (Loss) per Share of Common Stock(3)	$(1.02)	$(0.35)	$0.03	$0.43		$—		$(0.91)	$(0.34)	$0.35		$(0.90)
(1)The Arlington Merger and the Great Ajax Merger are independent, not conditioned on each other and may close at different times.
(2)Represents pro forma financial information for the period January 1, 2022 to October 2, 2022. EFC began consolidating Longbridge on October 3, 2022, upon consummating the Longbridge Acquisition.
(3)The unaudited pro forma condensed combined statements of operations reflect the Mergers as if each had been consummated on January 1, 2022. EFC expects to elect the fair value option for the majority of Great Ajax’s assets and liabilities consistent with EFC’s policies, and this unaudited pro forma condensed combined statement of operations does not reflect any adjustments for what the changes in fair value may have been subsequent to January 1, 2022 during the periods presented.
(4)Based on 84,826,907 weighted average shares of EFC Common Stock and outstanding convertible non-controlling interest units, which are participating non-controlling interests of EFC, for the year ended December 31, 2022. Such weighted average shares include the shares to be issued as a result of the Mergers and related transactions. See Note Z in the notes to the Pro Forma Financial Statements for additional information.

Notes to Unaudited Pro Forma Condensed Combined Financial Information
1. Basis of Presentation
The Arlington Merger
Under the terms of the Arlington Merger Agreement, in connection with the Arlington Merger, each outstanding share of Arlington Common Stock (other than shares held by EFC or Merger Sub or by any wholly owned subsidiary of EFC, Merger Sub or Arlington) will be converted into the right to receive (i) from EFC, a number of shares of EFC Common Stock based on the Arlington Exchange Ratio and (ii) from EFC Manager, $0.09 in cash (approximately $3.0 million in aggregate).
The total estimated fair value of consideration for the Arlington Merger is $177.6 million, which is equal to the estimated fair value of EFC Common Stock and EFC Preferred Stock to be issued (the “Arlington Total Consideration”). The Arlington Total Consideration does not include the approximately $3.0 million in cash to be paid to Arlington common shareholders by EFC Manager, nor does it include $12.7 million of shares of EFC Common Stock to be issued to Arlington employees related to the accelerated vesting of certain Arlington Equity-Based Awards. EFC performed a preliminary allocation of the Arlington Total Consideration and presented the underlying assets acquired and liabilities assumed based on EFC’s estimates of the fair values of such assets and liabilities using the most current information available assuming the transaction closed on March 31, 2023. This allocation is preliminary and subject to change. In conjunction with the preliminary purchase price allocation, EFC would expect to recognize a bargain purchase gain of $19.9 million, which is calculated as the recognized amount of the identifiable net assets acquired less the fair value of the consideration transferred.
The following table (shown in thousands) summarizes the preliminary purchase price allocation, based on EFC’s estimated valuations, of Arlington’s net assets acquired as if the transaction occurred on March 31, 2023:

Purchase price(1)(2)
Common stock(3)	$148,354
Preferred equity(4)	29,270
Total consideration	$177,624
Allocated to:
Assets:
Securities, at fair value	$566,055
Mortgage servicing receivables, at fair value	175,801
Other assets	40,836
Total assets acquired	782,692
Liabilities:
Repurchase agreements	484,348
Senior notes	78,853
Other liabilities	22,004
Total liabilities assumed	585,205
Total net assets acquired	197,487
Bargain purchase gain	$19,863
(1)Like EFC, Arlington has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”). As of March 31, 2023, Arlington had an estimated federal net operating loss carryforward of $164.0 million, of which $14.5 million is expected to expire in 2028 if unused, with the remainder having no expiration. As of March 31, 2023, Arlington also had an estimated federal net capital loss carryforward of $136.2 million, of which $105.2 million is expected to expire in 2023 if unused, $14.2 million is expected to expire in 2026 if unused, and $16.9 million is expected to expire in 2027 if unused. As a result of these loss carryforwards existing in an entity electing REIT tax status, Arlington has not utilized nor has it recognized deferred tax assets related to these loss carryforwards. EFC is evaluating the attributes of these loss carryforwards, including the extent to which, and likelihood, that the Combined Company will utilize them in part or in whole. There is significant uncertainty as to the likelihood that the Combined Company will utilize these loss carryforwards, either in part or in whole. Given this uncertainty, EFC has not recognized any net deferred tax assets in this preliminary purchase price allocation. If EFC determines that it is likely to utilize these loss carryforwards, in part or in whole, this could have a material effect on the purchase price allocation once finalized.
(2)EFC continues to evaluate the terms and conditions of Arlington employment contracts and Arlington Equity-Based Awards and the related accounting.
(3)Assumes issuance of 10,789,427 shares of EFC Common Stock based on the Arlington Exchange Ratio and the closing stock price of EFC Common Stock on July 11, 2023, as reported by the NYSE, of $13.75.
(4)Assumes the issuance of 379,668 shares of EFC Series D Preferred Stock at $19.01 per share and 957,133 shares of EFC Series E Preferred Stock at $23.04 per share. Fair value estimates of the EFC Series D Preferred Stock and the EFC Series E Preferred Stock are based on the closing stock prices on July 11, 2023 for the Arlington Series B Preferred Stock and Arlington Series C Preferred Stock, respectively, as reported by the NYSE.

The following table shows (shown in thousands other than per share amounts) a range of estimated Arlington Total Consideration and the resulting bargain purchase gain (or goodwill) based on hypothetical per share prices of EFC Common Stock, Arlington Series B Preferred Stock, and Arlington Series C Preferred Stock:

	20% Decrease	10% Decrease	Hypothetical Share Price(1)	10% Increase	20% Increase
Price per share of EFC Common Stock	$11.00	$12.38	$13.75	$15.13	$16.50
Price per share of Arlington Series B Preferred Stock	15.21	17.11	19.01	20.91	22.81
Price per share of Arlington Series C Preferred Stock	18.43	20.74	23.04	25.34	27.65
Total consideration transferred	142,098	159,920	177,624	195,437	213,151
Bargain purchase gain / (goodwill)	55,389	37,567	19,863	2,050	(15,664)
(1)All figures based on the applicable closing stock prices, as reported by the NYSE, on July 11, 2023.
The Great Ajax Merger
Under the terms of the Great Ajax Merger Agreement, in connection with the Great Ajax Merger, each outstanding share of Great Ajax Common Stock (other than shares held by EFC or Acquisition Sub or by any wholly owned subsidiary of EFC, Acquisition Sub or Great Ajax) will be converted into the right to receive from EFC (i) a number of shares of EFC Common Stock based on the Great Ajax Exchange Ratio and (ii) if, applicable, any contingent cash consideration.
The total estimated fair value of consideration for the Great Ajax Merger is $171.9 million, which is equal to the estimated fair value of EFC Common Stock to be issued (the “Great Ajax Total Consideration”). The Great Ajax Total Consideration does not include any contingent cash consideration that EFC has agreed to pay to holders of Great Ajax Common Stock, depending upon certain potential repurchases of Great Ajax securities prior to the closing of the Great Ajax Merger on certain terms. EFC performed a preliminary allocation of the Great Ajax Total Consideration and presented the underlying assets acquired and liabilities assumed based on EFC’s estimates of the fair values of such assets and liabilities using the most current information available. This allocation is preliminary and subject to change. In conjunction with the preliminary purchase price allocation, EFC would expect to recognize a bargain purchase gain of $15.5 million, which is calculated as the recognized amount of the identifiable net assets acquired less the fair value of the consideration transferred and less the fair value of the non-controlling interest.
The following table (shown in thousands) summarizes the preliminary purchase price allocation, based on EFC’s estimated valuations, of Great Ajax’s net assets acquired as if the transaction occurred on March 31, 2023:

Purchase price
Common stock(1)	$171,875
Total consideration	$171,875
Allocated to:
Assets:
Securities, at fair value	$225,225
Loans, at fair value	890,318
Investment in non-consolidated entities, at fair value	128,812
Other assets	6,803
Total assets acquired	1,251,158
Liabilities:
Repurchase agreements	418,653
Other secured borrowings, at fair value	424,719
Senior notes	208,226
Other liabilities	10,286
Total liabilities assumed	1,061,884
Total identifiable net assets	189,274
Non-controlling interests	1,878
Total net assets acquired	187,396
Bargain purchase gain	$15,521
(1)Assumes issuance of 12,499,977 shares of EFC Common Stock based on the Great Ajax Exchange Ratio and the closing stock price of EFC Common Stock on July 11, 2023, as reported by the NYSE, of $13.75.
The following table (shown in thousands other than per share amounts) shows a range of the estimated Great Ajax Total Consideration and the resulting bargain purchase gain (or goodwill) based on hypothetical per share prices of EFC Common Stock:

	20% Decrease	10% Decrease	Hypothetical Share Price(1)	10% Increase	20% Increase
Price per share of EFC Common Stock	$11.00	$12.38	$13.75	$15.13	$16.50
Total consideration transferred	137,500	154,750	171,875	189,125	206,250
Bargain purchase gain / (goodwill)	49,896	32,646	15,521	(1,729)	(18,854)
(1)All figures based on the closing price of EFC Common Stock reported by the NYSE on July 11, 2023.
2. Pro Forma Transaction Accounting Adjustments:
The accompanying Pro Forma Financial Statements have been prepared as if the Mergers had occurred as of March 31, 2023 for balance sheet purposes, and as of January 1, 2022 for income statement purposes, and reflect the following pro forma adjustments.
A.Adjustments to reflect EFC’s estimated fair value of each of Arlington’s and Great Ajax’s investments in securities at March 31, 2023.
B.Adjustments to reflect EFC’s estimated fair value of each of Arlington’s and Great Ajax’s investments in loans at March 31, 2023.
C.Adjustment includes an $8.2 million reduction to cash for estimated transaction expenses related to both EFC and Arlington and $10.2 million for severance and certain change of control-related expenses at Arlington, $(7.3) million adjustment to reflect EFC’s estimated fair value of an MSR financing receivable at March 31, 2023, and other adjustments of $(0.3) million primarily relating to the write-off of certain prepaid expenses at Arlington that will provide no future benefit to the Combined Company.
D.Adjustment includes reductions in cash for various transactions that will occur prior to the closing of the Great Ajax Merger of $10.0 million for estimated transaction expenses for both EFC and Great Ajax, $39.0 for the redemption of Great Ajax Preferred Equity at the respective stated liquidation preference, $12.6 million for the net payment of the termination fee due to the external manager of Great Ajax as part of the Great Ajax Merger, and $18.9 million primarily related to the extinguishment of a put option liability related to previously issued Great Ajax Warrants. Also includes a $(37.4) million adjustment primarily related to Great Ajax’s investments in unconsolidated entities to reflect EFC’s estimates of the fair value of such investments, at March 31, 2023.
E.Represents reclass of other secured borrowings which is included in other liabilities to other secured borrowings at fair value of $454.7 million net of an adjustment of $(29.9) million to reflect EFC’s estimates of the fair value of such liabilities at March 31, 2023.
F.Represents an adjustment to reflect EFC’s estimated fair value, at March 31, 2023, of various long-term debt instruments of Arlington.
G.Adjustment primarily includes the reclass of $454.7 million of other secured borrowings of Great Ajax into other secured borrowings at fair value (see also footnote (E) above), $13.8 million for the extinguishment of a put option liability related to Great Ajax Warrants, and $1.5 million to reflect EFC’s estimated fair value, at March 31, 2023, of various long-term debt instruments of Great Ajax.
H.Includes adjustment related to the issuance, at fair value, of shares of EFC Series D Preferred Stock and EFC Series E Preferred Stock in exchange for the retirement of shares of Arlington Series B Preferred Stock and Arlington Series C Preferred Stock.
I.Adjustment reflects the redemption of Great Ajax’s Preferred Equity.
J.Represents adjustment for the net par value related to the issuance of 11,711,240 shares of EFC Common Stock in exchange for the retirement of 32,360,432 shares of Arlington Common Stock, which includes the accelerated vesting of outstanding Arlington Equity-Based Awards for employees and directors of Arlington.
K. Represents adjustment related to the issuance of 12,499,977 shares of EFC Common Stock in exchange for the retirement of 23,518,507 shares of Great Ajax Common Stock which includes the accelerated vesting of Great Ajax outstanding share-based compensation awards.
L.Represents the elimination of Arlington’s additional paid-in-capital balance of $2,025.0 million partially offset by the increase in additional paid-in-capital balance related to the issuance of shares of EFC Common Stock (see footnote J) of $161.0 million.
M. Represents the elimination of Great Ajax’s additional paid-in-capital balance of $325.5 million partially offset by the increase in additional paid-in-capital balance related to the issuance of shares of EFC Common Stock (see footnote K) of $171.9 million.
N.Adjustment for the elimination of retained deficit and cumulative retained earnings adjustments related to the Mergers and related transactions.
O.Represents the elimination of amounts related to Great Ajax treasury stock and accumulated other comprehensive income.
P.Represents reduction of non-controlling interests at Great Ajax to reflect an adjustment to EFC’s estimated fair value on the related investments.
Q.The increase in management fee expense as a result of the Arlington Merger is due to the assumption that the equity acquired was subject to an external management fee as of January 1, 2022. The decrease in management fee expense as a result of the Great Ajax Merger reflects a difference in the calculation methodologies for the periods presented, as well as the net effect of the transaction accounting adjustments on equity acquired as of January 1, 2022.
R.Represents the elimination of dividends on Great Ajax Preferred Equity recognized by Great Ajax. Under the terms of the Great Ajax Merger, Great Ajax has agreed to use commercially reasonable efforts to redeem all of Great Ajax’s Preferred Equity immediately prior to the closing of the Great Ajax Merger. Such redemption is assumed to have occurred as of January 1, 2022.
S.Represents expected bargain purchase gain related to the Mergers.
T.Additional compensation expense of $12.7 million related to the accelerated vesting of certain Arlington Equity-Based Awards to be assumed by EFC as a result of the Arlington Merger.
U.Represents adjustment for the amortization expense related to intangible assets acquired from the Longbridge Acquisition.
V.Estimated transaction fees of $3.9 million incurred by EFC related to the Arlington Merger.
W.Estimated transaction fees of $4.9 million incurred by EFC related to the Great Ajax Merger.

X.Reflects the reversal of net unrealized gains (losses) recognized by EFC related to EFC’s pre-existing non-controlling equity interest in Longbridge, for which EFC had elected the fair value option as provided for under ASC 825, Financial Instruments.
Y.Represents the elimination of “Discount on retirement of preferred shares” related to Great Ajax. Under the terms of the Great Ajax Merger, Great Ajax must use commercially reasonable efforts to redeem all of Great Ajax Preferred Equity immediately prior to the closing of the Great Ajax Merger. Such redemption is assumed to have occurred as of January 1, 2022.
Z.The components used in the computation of basic and diluted net income (loss) per share of common stock consist of net income (loss) less dividends on EFC’s outstanding preferred stock and any net income (loss) attributable to joint venture partners of EFC, which have non-participating non-controlling interests. For the three-month period ended March 31, 2023 and the year ended December 31, 2022, net income (loss) attributable to joint venture partners excluded from the computation of basic and diluted net income (loss) per share of common stock was $0.2 million and $0.3 million, respectively.

ANNEX A
“Arlington Common Stock” refers to each outstanding share of Class A common stock, par value $0.01 per share, of Arlington.
“Arlington Equity-Based Awards” refers to any of the Arlington restricted shares, Arlington deferred stock units, Arlington performance restricted stock units and Arlington stock price performance restricted stock units.
“Arlington Exchange Ratio” refers to 0.3619, subject to certain adjustments as provided in the Arlington Merger Agreement.
“Arlington Series B Preferred Stock” refers to Arlington’s 7.00% Series B Cumulative Perpetual Redeemable Preferred Stock, $0.01 par value per share.
“Arlington Series C Preferred Stock” refers to Arlington’s 8.250% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, $0.01 par value per share.
“Combined Company” refers to EFC and its subsidiaries, including the surviving company of each or both, as context requires, Merger, after the closing of each Merger.
“contingent cash consideration” refers to, to the extent Great Ajax effectuates the repurchase of the Great Ajax Preferred Equity and the Great Ajax Warrants on terms set forth in the Great Ajax Disclosure Letter prior to the closing of the Great Ajax Merger, an amount of cash as set forth on the Great Ajax Disclosure Letter that EFC shall deliver to the Great Ajax Stockholders as part of the consideration for the Great Ajax Merger at the closing of the Great Ajax Merger.
“EFC Common Stock” refers to the common stock, par value $0.001 per share, of EFC.
“EFC Preferred Stock” refers to EFC Series D Preferred Stock and EFC Series E Preferred Stock, together.
“EFC Series D Preferred Stock” refers to EFC’s to be classified 7.00% Series D Cumulative Perpetual Redeemable Preferred Stock, $0.001 par value per share, to be newly issued in connection with the Arlington Merger.
“EFC Series E Preferred Stock”refers to EFC’s to be classified 8.250% Series E Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, $0.001 par value per share, to be newly issued in connection with the Arlington Merger.

“Great Ajax Common Stock” refers to the common stock, par value $0.01 per share, of Great Ajax.
“Great Ajax Disclosure Letter” refers to the disclosure letter delivered by Great Ajax to EFC and Acquisition Sub on the date of the Great Ajax Merger Agreement.
“Great Ajax Exchange Ratio” refers to 0.5308, subject to certain adjustments as provided in the Great Ajax Merger Agreement.
“Great Ajax Preferred Equity” refers to the Great Ajax Series A Preferred Stock and Great Ajax Series B Preferred Stock.
“Great Ajax Series A Preferred Stock” refers to Great Ajax’s 7.25% Series A Preferred Stock, $0.01 par value per share.
“Great Ajax Series B Preferred Stock” refers to Great Ajax’s 5.00% Series B Preferred Stock, $0.01 par value per share.
“Great Ajax Stockholders” refers to the holders of Great Ajax Common Stock.
“Great Ajax Warrants” refers to all warrants representing the right to purchase shares of Great Ajax Common Stock.
“Longbridge” refers to Longbridge Financial, LLC, a direct subsidiary of EFC.
“MSRs” refers to mortgage servicing rights.
“REIT” refers to a real estate investment trust as defined in Section 856 of the Code.